Exhibit 99.1

argenx awarded €2.6 million VLAIO grant to explore new applications of ABDEG technology

October 9, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX) a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, announced today that it has received a €2.6 million grant from the Flanders Innovation and Entrepreneurship (VLAIO) agency. The grant will be used to explore new applications and modes of action of argenx’s proprietary ABDEG™ technology, the Fc engineering technology used in the design of efgartigimod (ARGX-113) to augment the clearance of disease-causing autoantibodies.

“We are very pleased to receive this support from VLAIO, an organization that has enabled the steady growth of highly competitive Flemish biotechnology companies. By further exploring the potential of ABDEG™, our Fc engineering technology used in the design of our lead candidate efgartigimod, we hope to gain more insights on the target FcRn. This grant will allow us to further explore the potential of our antibody technology and scientific understanding of FcRn biology, with the possibility of developing additional innovative therapies for severe autoimmune indications,” commented Michael Saunders, Vice President of External Research at argenx.

The €2.6 million subsidy from VLAIO was granted to argenx through its Innovative Access Program (IAP) to fund new research around the proprietary ABDEG™ technology. argenx believes the IAP creates a foundation to build upon its unique and sustainable pipeline while providing access for its cutting edge antibody discovery technologies to centers of novel target research.

About SIMPLE AntibodyTM Platform

argenx’s technology suite consists of four complementary platforms. The proprietary SIMPLE Antibody™ discovery platform enables the discovery of antibodies targeting novel, complex disease targets, and has generated antibody leads with attributes beyond those attainable using current platforms. The Fc engineering technologies NHance®, ABDEG™ and POTELLIGENT® have the potential to further augment the intrinsic therapeutic functionalities of our antibody leads by prolonging product residence time in the human body, enhancing the clearance of either disease targets or pathogenic antibodies and enhancing antibody cell killing through antibody-dependent cell-mediated cytotoxicity. These technology platforms can be applied either individually or in combination yielding differentiated therapeutic antibodies with multiple modes of action.

About the Innovative Access Program

Through the IAP, argenx collaborates closely with academic centers of excellence and emerging biotechnology companies, bringing cutting-edge antibody discovery technologies to the heart of novel target research. The extraordinary diversity of the immune repertoires comprising its SIMPLE AntibodyTM Platform streamlines target validation, transforming novel protein discoveries into next generation therapeutic antibody programs.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the use of its grant funds; argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans related to argenx’s product candidates; and the intended results of its strategy, including with respect to its IAP, technology suite and exploration of the target FcRn. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.